# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Frontier Communications Parent, Inc., CIK 0000020520
CUSIP: 35909D109
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 1919 McKinney Avenue, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001604350

## Reporting persons
- Glendon Capital Management L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The shares reported in the table above reflect the balance as of January 20, 2026, the closing date of the Company's merger with Verizon Communications Inc. At the effective time of the merger, the Company's common stock (including the shares beneficially owned by the filer) were canceled and converted into the right to receive $38.50 in cash per share, without interest (the "Merger Consideration") as described in the Company's Current Report Form 8-K filed on January 16, 2026. The filer separately notes that, as of December 31, 2025, the filer beneficially owned 20,916,439 shares of the Company's common stock (8.4% of the Company's outstanding common stock). In light of the consummation of the merger and cancellation of the Company's common stock, this amendment is being filed to update and close out the filer's Schedule 13G reporting with respect to the Company's common stock.
- Holly Kim Olson: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The shares reported in the table above reflect the balance as of January 20, 2026, the closing date of the Company's merger with Verizon Communications Inc. At the effective time of the merger, the Company's common stock (including the shares beneficially owned by the filer) were canceled and converted into the right to receive $38.50 in cash per share, without interest (the "Merger Consideration") as described in the Company's Current Report Form 8-K filed on January 16, 2026. The filer separately notes that, as of December 31, 2025, the filer beneficially owned 20,916,439 shares of the Company's common stock (8.4% of the Company's outstanding common stock). In light of the consummation of the merger and cancellation of the Company's common stock, this amendment is being filed to update and close out the filer's Schedule 13G reporting with respect to the Company's common stock.
- G2 Communication L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The shares reported in the table above reflect the balance as of January 20, 2026, the closing date of the Company's merger with Verizon Communications Inc. At the effective time of the merger, the Company's common stock (including the shares beneficially owned by the filer) were canceled and converted into the right to receive $38.50 in cash per share, without interest (the "Merger Consideration") as described in the Company's Current Report Form 8-K filed on January 16, 2026. The filer separately notes that, as of December 31, 2025, the filer beneficially owned 16,389,493 shares of the Company's common stock (6.5% of the Company's outstanding common stock). In light of the consummation of the merger and cancellation of the Company's common stock, this amendment is being filed to update and close out the filer's Schedule 13G reporting with respect to the Company's common stock.

## Item 1. Issuer
Name of issuer: Frontier Communications Parent, Inc.
Address of issuer's principal executive offices: 1919 McKinney Avenue, Dallas, Texas, 75201

## Item 2. Person Filing
Name of person filing:
(1) Glendon Capital Management L.P.
(2) Holly Kim Olson
(3) G2 Communication L.P.
Address of principal business office or, if none, residence:
(1) Glendon Capital Management L.P.: 2425 Olympic Blvd., Suite 500E, Santa Monica, CA 90404
(2) Holly Kim Olson: 2425 Olympic Blvd., Suite 500E, Santa Monica, CA 90404
(3) G2 Communication L.P.: 2425 Olympic Blvd., Suite 500E, Santa Monica, CA 90404
Citizenship:
(1) Glendon Capital Management L.P.: Delaware limited partnership
(2) Holly Kim Olson: United States Citizen
(3) G2 Communication L.P.: Delaware limited partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
(1) Glendon Capital Management L.P.: 0
(2) Holly Kim Olson: 0
(3) G2 Communication L.P.: 0
Percent of class:
(1) Glendon Capital Management L.P.: 0%
(2) Holly Kim Olson: 0%
(3) G2 Communication L.P.: 0%
Sole power to vote or to direct the vote:
(1) Glendon Capital Management L.P.: 0
(2) Holly Kim Olson: 0
(3) G2 Communication L.P.: 0
Shared power to vote or to direct the vote:
(1) Glendon Capital Management L.P.: 0
(2) Holly Kim Olson: 0
(3) G2 Communication L.P.: 0
Sole power to dispose or to direct the disposition:
(1) Glendon Capital Management L.P.: 0
(2) Holly Kim Olson: 0
(3) G2 Communication L.P.: 0
Shared power to dispose or to direct the disposition:
(1) Glendon Capital Management L.P.: 0
(2) Holly Kim Olson: 0
(3) G2 Communication L.P.: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 1

## Signatures
- Glendon Capital Management L.P.: Haig Maghakian, Haig Maghakian / Chief Compliance Officer / General Counsel (02/12/2026)
- Holly Kim Olson: Holly Kim Olson, Holly Kim Olson / Individual (02/12/2026)
- G2 Communication L.P.: Haig Maghakian, Haig Maghakian / Authorized Person (02/12/2026)
Comment: Glendon Capital Associates II LLC is the general partner of G2 Communication L.P. Pursuant to an investment management agreement, Glendon Capital Associates II LLC has delegated its investment management authority in respect of G2 Communication L.P. to Glendon Capital Management L.P.